Simpson Thacher & Bartlett LLP

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Direct Dial Number +1-202-636-5879	E-mail Address christopher.healey@stblaw.com

March 7, 2024

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Barbara T. Heussler, Senior Counsel

Re:	Great Elm Capital Corp., et. al;

Application for an Order Permitting Certain Joint Transactions; File No. 812-15498

Ladies and Gentlemen:

On behalf of the entities listed as applicants (the “Applicants”) to the above referenced application (the “Application”), please find attached the Applicant’s second amendment (“Amendment No. 2”) to the Application originally filed with the Securities and Exchange Commission (the “Commission”) on August 18, 2023, pursuant to Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by e-mail from the staff of the Commission (the “Staff”) on July 17, 2024 relating to the Application. Please note that all page numbers in our responses are references to the page numbers of the Application. All capitalized terms used but not defined in this letter have the meanings given to them in the Amendment No. 2.

I.	INTRODUCTION

1.

On page 2, in Section I.B. Applicants Seeking Relief, in the second bullet defining the “Existing Affiliated Funds”, section 3(c)(1) was added, but in the description of The Existing Affiliated Funds on page 6, only section 3(c)(7) funds are included. Please revise to make the representations consistent.

NEW YORK  BEIJING  BRUSSELS  HONG KONG  HOUSTON  LONDON  LOS ANGELES  PALO ALTO  SÃO PAULO TOKYO

Simpson Thacher & Bartlett LLP

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In response to the Staff’s comment, the Applicants have revised the description of the Existing Affiliated Funds on both pages to reflect that the Existing Affiliated Funds rely on either of Sections 3(c)(1) or 3(c)(7).

2.	On page 2, in footnote 5, please replace “form” with “from”.

In response to the Staff’s comment, the Applicants have incorporated the requested revision.

II.	APPLICANTS

3.

On page 6, in Section II.A. The Company, in the third paragraph, please revise to include the specific number of members of the Board and Independent Directors, reflecting Applicant’s specific facts and circumstances.

In response to the Staff’s comment, the Applicants have incorporated the requested revision.

4.	On page 6, in Section II.B. The Existing Affiliated Funds and Existing Great Elm Proprietary Account, the first paragraph describes each Existing Affiliated Fund:

(a)	Please provide the location and form of organization for each Existing Affiliated Fund.

In response to the Staff’s comment, the Applicants have revised the paragraph to provide the jurisdiction of incorporation and form of organization for each Existing Affiliated Fund.

(b)

Supplementally please describe the business of each Existing Affiliated Fund and when it will be offering interests to U.S. persons and non-U.S. persons. Please explain how the co-investment program will operate.

The investment objective of both Great Elm Opportunities Fund I – Series A and Great Elm Opportunities Fund I, LP – Series D is to achieve attractive, risk-adjusted total returns by investing throughout the capital structures of leveraged issuers, including investments in performing and distressed corporate credit as well as value equities.

The investment objective of Great Elm Credit Income Fund, LLC is to seek attractive, risk-adjusted returns through generating current income, in addition to capital preservation. Great Elm Credit Income Fund, LLC’s secondary objective is to generate long-term capital appreciation. Great Elm Credit Income Fund, LLC will seek to meet its investment objectives by making investments in private credit, syndicated credit opportunities and special situations, and Great Elm Credit Income Fund, LLC’s managing member may seek to make investments in a variety of asset classes on an opportunistic basis.

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Each of the Existing Affiliated Funds is presently offering interests to U.S. investors but has no current intention of offering interests to non-U.S. persons. We have clarified this by revising the language in the application as follows:

Each Existing Affiliated Fund~~, when and if offering its interests to U.S. persons,~~ would be an investment company but for the exclusion from the definition of investment company provided by Sections 3(c)(1) or 3(c)(7) of the Act. GECM serves as the investment adviser to the Existing Affiliated Funds. The Existing Affiliated Funds’ investment objectives are to seek total returns by investing throughout the capital structures of leveraged issuers and by generating current income, in addition to capital preservation. From time to time, certain positions that are suitable for the Existing Affiliated Funds may also fit the investment objectives of the Company.

The Co-Investment Program will operate as described in the Application. Each Potential Co-Investment Transaction that arises for any of the Regulated Funds or Affiliated Funds will be evaluated by the appropriate Adviser to determine if the opportunity is suitable for one or more Regulated Funds and/or one or more Affiliated Funds.

5.	On page 7, in Section II.B. The Existing Affiliated Funds and Existing Great Elm Proprietary Account, in the second paragraph describing the Existing Great Elm Proprietary Account:

(a)

Please describe the ownership structure of this entity and the relationship to the Adviser. Also, supplementally, please explain your description in the response letter of how the Advisers will ensure compliance by the proprietary account with the conditions: “goes through the same pre-trade compliance and investment allocation process as the Regulated Funds and the Affiliated Funds.”

(b)

At the end of the paragraph, please insert: “Each Great Elm Proprietary Account will be subject to oversight by an Adviser. As a result, an Adviser will ensure compliance by each Great Elm Proprietary Account with the conditions of the Application in the same manner in which the Adviser will ensure compliance by each Affiliated Fund.”

In response to the Staff’s comments, the Applicants respectfully submit that it is not the case that every Great Elm Proprietary Account will be subject to general “oversight” by an Adviser. For example, there is no investment advisory agreement between GECM and the Existing Great Elm Proprietary Account, and the Existing Great Elm Proprietary Account is therefore not an advisory client of GECM subject to its “oversight.” However, Great Elm Proprietary Accounts that rely on the relief will be subject to the same general compliance policies and procedures that an Adviser would follow under a shared compliance program and such policies and procedures would be implemented by the same personnel. To address the Staff’s Comments the Applicants have revised the Application to include the following representation:

The Existing Great Elm Proprietary Account holds various financial assets in a principal capacity. The Existing Great Elm Proprietary Account is wholly owned by Great Elm Group and is a sister entity of GECM. The Existing Great Elm Proprietary Account and GECM are both under the common control of Great Elm Group. Any Great Elm Proprietary Account that is not advised by an Adviser will each establish, maintain and implement policies and procedures reasonably designed to ensure it can comply with the Conditions contained in the Order applicable to such Great Elm Proprietary Account.11

[11]	See Note 28 below.

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As is addressed in existing footnote 28, “any Great Elm Proprietary Account that is not advised by an Adviser is itself deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).”

Accordingly, between the existing footnote and the new representation, the Applicants believe that it is clear how the Existing Great Elm Proprietary Account and any future Great Elm Proprietary Accounts that are not controlled or advised by an Adviser will be able to comply with the Conditions without an Adviser that is responsible for ensuring the Great Elm Proprietary Account’s compliance with the Conditions.

The Applicants supplementally note that the policies and procedures that each Great Elm Proprietary Account that is not advised by an Adviser will adopt will be substantially similar to those corresponding parts of an Adviser’s policies and procedures for the Co-Investment Program. By doing so, the Great Elm Proprietary Accounts will go through the same pre-trade compliance and allocation processes, namely sharing investment opportunities with the Adviser to any Regulated Funds, as would be undertaken by an Adviser with an advisory relationship with any Great Elm Proprietary Account.

III.	ORDER REQUESTED

6.	On page 13, in the paragraph beginning “Pursuant to the foregoing…” please insert “hand” after “on the other”.

In response to the Staff’s comments, the Applicants have incorporated the requested revision.

7.	On page 15, in the last paragraph, please revise as follows: “an Adviser or its affiliates and” to track the language in the definition.

In response to the Staff’s comments, the Applicants have incorporated the requested revision.

IV.	OTHER

8.	Please revise Form D for Great Elm Opportunities Fund I, L.P. – Series D to identify the exemption you are claiming under the Investment Company Act of 1940.

In response to the Staff’s comments, the Applicants submit that Great Elm Opportunities Fund I, L.P. – Series D will amend its Form D filing to reflect that it relies on Section 3(c)(1), and not Section 3(c)(7), to avoid being deemed an investment company.

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Please call me (202) 636-5879 or Nicholas Ridley at (202) 636-5826 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Christopher Healey

Christopher Healey

cc:	Adam M. Kleinman, Esq.